Exhibit 12g

Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income from continuing operations
before income taxes	$133,021	$119,872	$128,139	$48,250	$86,326	$80,319
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(20,536)
Equity in loss of equity method
investments	476	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	-	-	-	-	-
Supplemental fixed charges, and	63,967	65,526	61,372	66,748	63,002	61,849
Preferred dividends, as below
Total earnings, as defined	$192,642	$184,561	$186,395	$113,378	$146,784	$121,632

Fixed charges, as defined:
Interest charges	$60,593	$62,014	$57,797	$64,002	$60,317	$59,363
Rental interest factor	801	955	1,036	962	1,086	941
Total fixed charges	$61,394	$62,969	$58,833	$64,964	$61,403	$60,304

Supplemental increment to fixed charges*	2,573	2,557	2,539	1,784	1,599	1,545

Supplemental fixed charges	63,967	65,526	61,372	66,748	63,002	61,849
Preferred stock dividends - gross up Idaho
Power rate	8,275	8,133	9,564	9,033	4,456	4,668

Total combined supplemental
fixed charges and preferred
dividends	$72,242	$73,659	$70,936	$75,781	$67,458	$66,517

Supplemental ratio of earnings to
combined fixed charges and preferred
dividends	2.67x	2.51x	2.63x	1.50x	2.18x	1.83x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.